                                                                       EXHIBIT A

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------


The Board of Directors and Stockholders
Nerox Energy Corporation and Subsidiary


We have audited the accompanying consolidated balance sheet of Nerox Energy Corporation and Subsidiary (the "Company") as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nerox Energy Corporation and Subsidiary as of December 31, 1997, and the results of their consolidated operations and cash flows for each of the two years ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements, the Company has incurred significant net losses in 1997 and 1996, and is experiencing cash flow shortages. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 10.
The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                                HURLEY & COMPANY

Granada Hills, California
March 24, 1998

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                           Consolidated Balance Sheet


                                                                              December 31,
                                                                                  1997
                                                                              ------------
                               ASSETS
Property and Equipment, at cost:
 Alaska coal mine and related equipment                                       $    2,110,460
                                                                              --------------

Proved oil and gas properties, using successful efforts accounting                 1,748,367
   Less accumulated depletion                                                       (632,018)
   Less impairment allowance                                                      (1,055,422)
                                                                              --------------
                                                                                      60,927
                                                                              --------------

                                                                              $    2,171,387
                                                                              ==============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
 Notes payable to:
  Shareholders                                                                $      145,000
  Placer Dome                                                                        158,463
                                                                              --------------
                                                                                     303,463

 Accounts payable                                                                    482,526
 Accrued expenses                                                                     64,891
 Settlement of shareholder contingency                                               314,970
                                                                              --------------

    Total current liabilities                                                      1,165,850
                                                                              --------------

Commitments and Contingencies                                                            -

Stockholders' Equity:
 Preferred stock, 10% cumulative, non-voting, convertible, no par value;
  shares authorized 200,000, issued and outstanding 49,282                           345,000
 Common stock, par value $.004167; shares authorized 12,000,000,
  issued and outstanding 6,697,627 (net of 563,319 treasury shares)                   27,909

 Additional paid-in capital                                                       12,339,220
 Accumulated deficit                                                             (11,706,592)
                                                                              --------------

    Net stockholders' equity                                                       1,005,537
                                                                              --------------

                                                                              $    2,171,387
                                                                              ==============

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                     Consolidated Statements of Operations


                                                          Year ended December 31,
                                                       ----------------------------
                                                           1997            1996
                                                       ----------       -----------
Revenues:

 Oil and gas sales                                     $   90,875       $   109,228
 Gain on disposition of oil and gas properties             85,000               -
                                                       ----------       -----------

                                                          175,875           109,228
                                                       ----------       -----------

Cost and expenses:

 Oil and gas costs                                         65,645            48,451
 Coal mine costs                                          222,115           275,665
 General and administrative                               617,801           788,412
 Interest                                                 134,098           203,287
 Depletion                                                 60,000            60,081
 Loss on lease impairment                                     -           4,073,034
 Settlement of shareholder contingency                        -           1,004,170
                                                       ----------       -----------

                                                        1,099,659         6,453,100
                                                       ----------       -----------

Net loss                                               $ (923,784)      $(6,343,872)

Basic net loss per share                               $    (0.19)      $     (3.26)
                                                       ==========       ===========

Diluted net loss per share                             $    (0.19)      $     (3.26)
                                                       ===========      ===========

Basic weighted average number of
  common shares outstanding                             5,137,102         1,961,016
                                                       ==========       ===========

Diluted weighted average number of
  common shares outstanding                             5,137,102         1,961,016
                                                       ==========       ===========

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                Consolidated Statements of Stockholders' Equity
                    Years Ended December 31, 1997 and 1996



                                                              Preferred Stock                      Common Stock
                                                       ------------------------------  ------------------------------------------
                                                                       Amount                         Amount          Additional
                                                       Number of  -------------------  Number of  ------------------    Paid-in
                                                        Shares    Per Share   Total     Shares    Per Share   Total     Capital
                                                       ---------  ---------  --------  ---------  ---------  -------  -----------
BALANCE, JANUARY 1, 1996                                 70,709    $    -    $495,000  1,400,000    $  -     $ 5,833  $ 8,652,764

Sales of stock for cash                                     -           -         -      310,889    $0.95      1,296      292,932

Exercise of options                                         -           -         -      200,000    $1.25        833      249,167

Conversion of related party obligations                     -           -         -      651,931    $1.27      2,717      823,673

Conversion of related party obligations                     -           -         -      600,000    $0.64      2,500      381,135

Stock issued to settle shareholder contingency              -           -         -      844,940    $0.68      3,521      571,039

Reacquisition of minority interest                          -           -         -          -         -         -       (319,662)

Stock issued for services                                   -           -         -       10,000    $1.25         42       12,458

Preferred stock dividend                                    -           -         -          -         -         -            -

Net loss                                                    -           -         -          -         -         -            -
                                                       --------              --------  ---------             -------  -----------
BALANCE, DECEMBER 31, 1996                               70,709         -     495,000  4,017,760       -      16,742   10,663,506

Stock issued for services                                   -           -         -    2,525,000    $0.125    10,522      305,104

Conversion of related party obligations                 (21,427)        -    (150,000)   718,186    $1.000     2,993      715,194

Forgiveness of related party debt                           -           -         -          -         -         -        655,416

Acquisition of treasury shares                              -           -         -     (563,319)      -      (2,347)         -

Preferred stock dividend                                    -           -         -          -      $0.004       -            -

Net loss                                                    -           -         -          -         -         -            -
                                                       ---------             --------  ---------       -     -------  -----------

BALANCE, DECEMBER 31, 1997                               49,282         -    $345,000  6,697,627       -     $27,909  $12,339,220
                                                       ========

                                                        Minority                      Net
                                                        Interest   Accumulated    Stockholders'
                                                       Receivable    Deficit         Equity
                                                       ----------  ------------   -------------
BALANCE, JANUARY 1, 1996                               $(525,690)  $ (4,339,936)  $ 4,287,971

Sales of stock for cash                                      -              -         294,228

Exercise of options                                          -              -         250,000

Conversion of related party obligations                      -              -         826,390

Conversion of related party obligations                      -              -         383,635

Stock issued to settle shareholder contingency               -              -         574,560

Reacquisition of minority interest                       525,690            -         206,028

Stock issued for services                                    -              -          12,500

Preferred stock dividend                                     -          (49,500)      (49,500)

Net loss                                                     -       (6,343,872)   (6,343,872)
                                                       --------    ------------   -----------
BALANCE, DECEMBER 31, 1996                                   -      (10,733,308)      441,940

Stock issued for services                                    -              -         315,626

Conversion of related party obligations                      -              -         568,187

Forgiveness of related party debt                            -              -         655,416

Acquisition of treasury shares                               -              -          (2,347)

Preferred stock dividend                                     -          (49,500)      (49,500)

Net loss                                                               (923,784)     (923,784)
                                                       ---------   -------------  -------------

BALANCE, DECEMBER 31, 1997                             $     -     $(11,706,592)  $ 1,005,537
                                                       =========   ============   =============

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                     Consolidated Statements of Cash Flows

                                                          Year ended December 31,
                                                       ----------------------------
                                                           1997            1996
                                                       ----------       -----------
Cash flows from operating activities:
  Net loss                                             $(923,784)       $(6,343,872)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Gain on disposition of oil and gas                   (85,000)               -
     properties
    Depletion                                             60,000             60,081
    Amortization of loan discount                            -              128,290
    Loss on lease impairment                                 -            4,073,034
    Settlement of shareholder contingency                    -            1,004,170
    Write off computer equipment                           6,431                -
    Issuance of common stock for services                315,626             12,500
    (Increase) decrease in assets:
      Other assets                                           -               49,649
    Increase (decrease) in liabilities:
      Accounts payable                                   348,833            279,320
      Accrued expenses                                    51,359             92,893
                                                       ----------       -----------

    Net cash used by operating activities               (226,535)          (643,935)
                                                       ----------       -----------

Cash flows from investing activities:
  Proceeds from disposition of oil and gas                85,000                -
   properties
  Coal mine renovations and acquisitions                     -             (386,797)
                                                       ----------       ----------

    Net cash provided (used) by investing                 85,000           (386,797)
     activities
                                                       ----------       -----------

Cash flows from financing activities:
  Borrowings from notes payable                          219,477            578,041
  Payments made on notes payable                        (132,250)           (45,135)
  Sales of common stock                                      -              294,228
  Exercise of options                                        -              250,000
  Payment of dividends                                   (10,500)           (48,082)
                                                       ----------       -----------

    Net cash provided by financing activities             76,727          1,029,052
                                                       ----------       -----------

Net decrease in cash                                     (64,808)            (1,680)

Cash and cash equivalents, beginning of year              64,808             66,488
                                                        ---------       -----------

Cash and cash equivalents, end of year                 $       -        $    64,808
                                                       ==========       ===========

                                                                     (continued)

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
               Consolidated Statements of Cash Flows (continued)

                                                          Year ended December 31,
                                                       ----------------------------
                                                           1997            1996
                                                       ----------       -----------

Supplemental disclosure of cash flow activities:
  Cash paid for interest                               $    5,013       $    6,450
                                                       ==========       ==========

Non-cash investing and financing transactions:
  Dividends in arrears                                 $   31,025       $    8,912
                                                       ==========       ==========
  Debt to equity conversion                            $  568,186       $1,210,025
                                                       ==========       ==========
  Contribution of related party note to capital        $  655,416       $        -
                                                       ==========
  Conversion of preferred stock to common stock        $  150,000       $        -
                                                       ==========       ==========
  Acquisition of minority interest                     $      -         $  206,028
                                                       ==========       ==========
  Issuance of common stock for services                $  315,626       $   12,500
                                                       ==========       ==========
  Acquisition of treasury shares                       $    2,347       $        -
                                                       ==========       ==========

  The accompanying notes are an integral part of these financial statements.

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements
                               December 31, 1997

1.  Summary of significant accounting policies
----------------------------------------------

    Nature of business
    ------------------

    Nerox Energy Corporation was incorporated on September 26, 1985 as Gemini Energy Corporation under the laws of the State of Nevada. On January 28, 1994, the Company's name was changed to Nerox Energy Corporation.

    In 1995, the Company purchased rights to the Jonesville Coal Mine near Sutton, Alaska. Mining operations have not commenced as the Company needs additional financing to become operational; however, the Company's primary activities consist of preparing the coal mine for operations. The Company also has working interests in several oil and gas wells primarily in Louisiana. Oil and gas production is sold at the wellhead to purchasers of crude oil. All of the oil and gas production was sold to three customers during 1997 and 1996.

    Principles of consolidation
    ---------------------------

    The consolidated financial statements include the accounts of Nerox Energy Corporation and its wholly-owned subsidiary, Nerox Power Systems, Inc.
    (NPSI). All significant intercompany balances and transactions have been eliminated in consolidation.

    Cash and cash equivalents
    -------------------------

    For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less. Substantially all deposits are on account with one institution.

    Coal mine
    ---------

    Costs of ordinary maintenance and repairs are expensed while major mine development costs are capitalized. Capitalized mine development costs are recorded at cost. When the coal mine becomes operational, the Company will begin to depreciate the capitalized costs based on estimates of tons to be produced, the cost of property, plant and equipment employed, and the estimated economic lives of the mine and equipment. The rates will be revised periodically to reflect operating experience and will approximate straight-line depreciation for normal annual periods.

   Oil and gas properties
    ----------------------

    The Company utilizes the "successful efforts" method of accounting for costs incurred in the exploration and development of oil and gas properties. Accordingly, costs incurred in the acquisition and exploratory drilling of oil and gas properties are accumulated and

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to Consolidated Financial Statements

1.  Summary of significant accounting policies (continued)
----------------------------------------------------------

    Oil and gas properties (continued)
    ----------------------------------

    subsequently either expensed if the properties are determined not to have proved reserves, or capitalized as a depletable asset if proved reserves are discovered. Costs of drilling development wells are capitalized. Geological, geophysical, and carrying costs are charged to expenses as incurred. Acquisition costs relating to producing oil and gas properties are amortized on a lease by lease basis using the units-of-production method based on engineers' estimates of proven oil and gas reserves. Depletion and depreciation of producing oil and gas properties (other than acquisition costs) are amortized by lease using the units-of-production method based on estimated proved developed reserves. Amortization rates used to compute depletion for 1997 and 1996 were $2.08 and $1.72, respectively.

    Proved oil and gas properties are periodically assessed for impairment of value, and a loss is recognized at the time of impairment. An impairment of $4,073,034 was recognized in 1996.

    Capitalized costs of unproved oil and gas properties are evaluated annually and adjusted for any impairment of the properties. Gains or losses from abnormal retirements or sales are credited or charged to income; other gains and losses are credited or charged to oil and gas properties.

    Impairment of long-lived assets
    -------------------------------

    Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

    Income taxes
    ------------

    Deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents that tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

1.  Summary of significant accounting policies (continued)
----------------------------------------------------------

    Stock compensation
    ------------------

    The Company accounts for compensation costs related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of Accounting Principles Board Opinion 25 ("APB 25"). APB 25 requires compensation costs for stock based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of the grant and the option exercise price. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 established a fair value-based method of accounting for compensation costs related to stock options and other forms of stock-based compensation plans. However, SFAS 123 allows an entity to continue to measure compensation costs using the principles of APB 25 if certain pro forma disclosures are made. The Company adopted the provisions of pro forma disclosure requirements of SFAS 123 in 1996. Options granted to non-employees are recognized at their estimated fair value at the date of grant.

    Fair value of financial instruments
    -----------------------------------

    The fair value of financial instruments, consisting principally of notes payable, is based on interest rates available to the Company and comparison to quoted prices. The fair value of these financial instruments approximated carrying value.

    Basic and diluted net loss per share
    ------------------------------------

    Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"), which superseded Accounting Principles Board Opinion 15 ("APB 15"). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

    Use of estimates
    ----------------

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of continent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

1.  Summary of significant accounting policies (continued)
----------------------------------------------------------

    Use of estimates (continued)
    ----------------------------

    and expenses during the reporting period. Actual results could differ from those estimates.

    Reclassification of prior year amounts
    --------------------------------------

    Certain prior year balances have been reclassified to conform to the current year presentation.

2.  Alaska coal mine and related equipment
------------------------------------------

                                                                               1997
                                                                           ----------
    Acquisition cost                                                        $1,020,000
    Capitalized mine expenses                                                  201,992
    Equipment                                                                  315,943
    Licenses and permits                                                       572,525
                                                                            ----------
                                                                            $2,110,460
                                                                            ==========



    The Company has a five year permit expiring on July 31, 2001 to mine coal in Alaska. The lease is indefinite as long as production begins by January 4, 2001. The mine is not currently operational.

3.  Notes payable
-----------------

                                                                               1997
                                                                            ----------
    Shareholders:
     Unsecured notes payable at 10% interest.  These notes are in default.     145,000

    Placer Dome:
     Unsecured note payable, with imputed interest at 10%, due on or
      before December 31, 1997.  This note is in default.                      158,463
                                                                           -----------
                                                                           $   303,463
                                                                           ===========

4.  Stockholders' equity
------------------------

    On April 20, 1995, the Company's board of directors authorized two classes of no par value preferred stock: Class A, 100,000 shares of 10% cumulative, non-voting convertible preferred stock, and Class B, 100,000 shares of non-convertible, non-voting shares. The

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

4.  Stockholders' equity (continued)
------------------------------------

    Company amended its bylaws to combine the two classes of stock to one class of 200,000 shares of cumulative, convertible, non-voting preferred stock on April 20, 1996. After one year, the shares are convertible into common shares on a one for one basis at the option of the holder. The Company issued 70,709 shares of preferred stock in 1995 for cash of $495,000. In late 1997, in order to induce conversion due to the inability to pay dividends, the Company offered to convert shares at 7 to 1. At December 31, 1997, 21,427 shares were converted to common stock as well as $16,887 in accrued dividends. Dividends in arrears were $31,025 and $8,912 at December 31, 1997 and 1996, respectively.

    In 1996, 310,889 shares of common stock were sold for $294,228 cash.

    In September 1996, the Company issued to consultants 200,000 options to purchase shares of common stock at an exercise price of $1.25 expiring on December 31, 1996. All of the options were exercised as of December 31, 1996.

    The Company's largest shareholder converted $826,390 of debt to common stock in the third quarter of 1996 when the market price approximated $1.27, and converted $383,635 in late 1996 when the market price approximated $.64.

    In late 1996, the Company issued 10,000 shares of common stock for payment of $12,500 in legal services.

    In the third quarter of 1997, 2,525,000 shares of common stock were issued to consultants for payment of $315,626 in services.

    Related parties converted $568,186 debt and $150,000 preferred stock at a price of $1.00 per share in 1997, resulting in the issuance of 718,186 shares of common stock.

    At September 30, 1997, the Company's largest shareholder forgave $655,416 of notes payable and accrued interest.

    On September 30, 1997, the Company purchased 563,319 shares of common stock for its treasury at par value from its largest shareholder.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements


5.  Income taxes
----------------

    The Company and its subsidiary do not file consolidated income tax returns.

                                                              1997                 1996
                                                           ----------          -----------
Computed income tax benefit at statutory rate              $ 314,000           $ 2,156,000

Operating loss with no current tax benefit                  (314,000)           (2,156,000)
                                                           ----------          -----------

                                                           $       -           $        -
                                                           ==========          ===========



    Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets are reduced by a valuation allowance when deemed appropriate. The measurement of deferred tax assets and liabilities is computed using applicable current tax rates (34%), and is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

    The Company has temporary differences in the financial reporting basis and tax basis of oil and gas properties. These differences arise principally because the impairment of oil and gas properties is not deductible for tax reporting purposes.

    The Company has a Federal net operating loss carryforward of $10,216,065 that may be offset against future taxable income. The carryforward will begin to expire in 2006.

    The Company's deferred tax benefit, which has been offset entirely by a valuation allowance, is comprised of the following at December 31, 1997:

                                                  1997
                                              -----------
Loss carryforwards                            $10,216,065
Temporary differences in basis
  of oil and gas properties                     1,012,224
                                              -----------
                                               11,228,289
Applicable tax rate                                   34%
                                              -----------
                                                3,817,618
Valuation allowance                            (3,817,618)
                                              -----------
                                              $         -
                                              ===========



    The net change during the year ended December 31, 1997 in the total valuation allowance was an increase of $314,086.


                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

6.  Basic and diluted net loss per share
----------------------------------------

    The following table illustrates the required disclosure of the reconciliation of the numerators and denominators of the basic and diluted earnings per share computations.


                                                                           December 31,
                                                            ------------------------------------------
                                                                 1997                     1996
                                                            -----------------       ------------------
Basic earnings per share:
-------------------------

  Numerator
  ---------
      Net loss                                              $  (923,784)            $(6,343,872)
      Less: Preferred stock dividends                           (49,500)                (49,500)
                                                            -----------             -----------
      Net loss                                                 (973,284)             (6,393,372)
                                                            -----------             -----------

  Denominator
  -----------
      Basic weighted average number of common shares
      outstanding during the period                           5,137,102               1,961,016
                                                            -----------             -----------

Basic net loss per share                                    $     (0.19)            $     (3.26)
                                                            -----------             -----------

Diluted earnings per share:
---------------------------

  Numerator
  ---------
      Net loss                                              $  (923,784)            $(6,343,872)
      Less: Preferred stock dividends                           (49,500)                (49,500)
                                                            -----------              ----------
      Net loss                                                 (973,284)             (6,393,372)
                                                            -----------              ----------

  Denominator
  -----------
      Basic weighted average number of common shares
      outstanding during the period                           5,137,102               1,961,016
                                                            -----------              ----------

Diluted net loss per share                                  $     (0.19)            $     (3.26)
                                                            -----------             -----------




7.  Other related party transactions
------------------------------------

    The Company leases office space from an affiliate at $400 per month on a month to month basis. Total rent expense for years ended December 31, 1997 and 1996 was $30,809 and $27,280, respectively.

    Monthly accounting services provided by a former director amounted to $27,613 in 1996.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

7.  Other related party transactions (continued)
------------------------------------------------

    Legal services are provided by two of the Company's directors, Mr. Jack Utter and Mr. William Artus. Mr. Artus resigned as director in March 1998. The Company incurred expenses to Mr. Utter in 1997 and 1996 in the amounts of $122,015 and $91,948, respectively. The Company incurred expenses to Mr. Artus in the amounts of $ 36,500 and $31,696 in 1997 and 1996, respectively. Mr. Artus also loaned the Company $85,432 in 1997. The Company issued 143,143 shares to Mr. Utter and 151,016 shares to Mr. Artus in 1997 in conversion of debt.

8.  Commitments and contingencies
---------------------------------

    Coal mine and related equipment
    -------------------------------

    On August 10, 1995, the Company agreed to acquire certain mining equipment and other related items valued at $1,355,000 in exchange for 19% of NPSI, resulting in a minority interest of $454,757. Subsequently the new minority shareholders, Austin R. Hobbs and Hobbs, Industries, Inc. ("Hobbs"), filed suit against the Company to rescind the transaction and Hobbs refused to deliver most of the mining equipment. Due to these circumstances, the Company initially recorded $295,000 of equipment and $411,000 of related items which are in its possession. The remaining $649,000 was recorded as a receivable offsetting the Company's equity by $525,690 and the minority interest by $123,310. In September 1996, the Company reached a settlement with Hobbs whereby Hobbs relinquished its 19% ownership in NPSI in exchange for $.40 per ton of coal extracted and sold by Nerox from its Alaska coal mine up to a maximum amount of $1,000,000.

    On October 27, 1995 NPSI entered into an agreement with Placer Dome U.S. Inc. ("PDUS") to assume all obligations of PDUS under an Alaska State Coal Lease covering approximately 1,410 acres on the site known as the Evan Jones coal mine. The purchase price for the assignment of this lease was $980,943 to PDUS, of which $150,000 is still payable, and $40,000 to the State of Alaska. The lease allows NPSI the exclusive right to mine coal in the leased area for an indefinite period of time and calls for a 5% royalty on all production to be paid to the State of Alaska. No royalties were paid in 1997 and 1996.

    Oil and gas
    -----------

    In September 1994, the Company acquired proved oil and gas properties in Alaska from individuals through the issuance of 108,394 shares of common stock valued at $3,871,198. The agreement included the Company's promise that the stock would reach $35.71 per share stock value at the end of two years. If the common stock had a value of less than $35.71 per share two years from the date of transfer, then, at the Company's option, the Company may buy back the stock for $35.71 per share, issue additional stock representing the difference between market value and $35.71 per share or pay cash to the

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

8.  Commitments and contingencies (continued)
---------------------------------------------

    Oil and gas (continued)
    -----------------------

    shareholders representing the difference between market value and $35.71 per share. In late 1996, the Company had a liability of over $3.7 million which it could not satisfy. The Company was able to reach an agreement with the shareholders for $1,004,170, of which $429,610 is due as cash flow allows, and the remainder in 844,940 shares of common stock at $.68 per share. At December 31, 1997, $114,640 had been converted to common stock.

9.  Subsequent event
--------------------

    During 1998, 1,350,000 shares of common stock were issued to consultants for $168,750 in services.

10. Going concern
-----------------

    The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As shown in the financial statements, the Company has incurred a net loss of $7,270,000 during the two years ended December 31, 1997, and, as of that date, had a working capital deficiency of approximately $1,165,000. Additional capital infusion is necessary to begin mining operations. As of February 27, 1998 the mine is not yet operational. These factors raise substantial doubt about the Company's ability to continue as a going concern.

    Management is currently seeking additional financing and a joint venture partner to develop the coal mine. The methods employed by the Company to reduce the stockholder's deficit and attract new capital and begin mining operations include the following:

                                                                               1997
                                                                           ---------
Loans from shareholders, net                                               $ 87,227
Conversion of notes payable and accrued interest to common stock             82,819
Conversion of accounts payable to common stock                              485,367
Conversion of preferred stock to common stock                               150,000
Issuance of common stock for services                                       315,626
Forgiveness of related party debt                                           655,416

    There can be no assurance that the Company will be successful in its efforts to obtain additional financing and begin mining operations.

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                  Notes to consolidated Financial Statements

11. Segment information
-----------------------

    The Company's operations are classified into two principal industry segments: oil and gas, and coal. Following is a summary of segment information:

                                         Oil and Gas         Coal            Total
                                         ----------       ----------       ----------
1997
----
Net sales                                $   90,875        $        -     $    90,875
Loss from operations                     $ (358,104)       $ (371,582)    $  (729,686)
Depreciation, depletion and
  amortization                           $   60,000        $        -     $    60,000
Identifiable assets                      $        -        $2,110,460     $ 2,110,460

1996
----
Net sales                                $  109,228        $        -     $   109,228
Loss from operations                     $ (326,462)       $ (676,839)    $(1,003,301)
Depreciation, depletion and
  amortization                           $   60,081        $        -     $    60,081
Loss on lease impairment                 $4,073,034                       $ 4,073,034
Settlement of shareholder contingency    $1,004,170        $        -     $ 1,004,170
Identifiable assets                      $  175,713        $2,126,913     $ 2,302,626
Capital expenditures                     $        -        $  386,797     $   386,797

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                         Report of Independent Auditor
                          on Supplemental Information


   The Board of Directors and Stockholders
   Nerox Energy Corporation


   The supplemental information regarding oil and gas producing activities on the following pages is not a required part of the basic financial statements of Nerox Energy Corporation and Subsidiary but is supplementary information required by the Financial Accounting Standards Board. We have applied certain limited procedures, which consisted principally of inquiries of management regarding the methods of measurement and presentation of the supplementary information. However, we did not audit the information and express no opinion on it.



                                                                HURLEY & COMPANY



   Granada Hills, California
   March 24, 1998

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                           Supplemental Information


   The SEC defines proved oil and gas reserves as those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

   Estimates of petroleum reserves have been made by nonindependent engineers. The valuation of proved reserves may be revised in the future on the basis of new information as it becomes available. Estimates of proved reserves are inherently imprecise.

   All of the reserves of the Company represent proved reserves. Estimated quantities of oil and gas reserves of the Company (all of which are located in the United States) for both proved reserves and proved developed reserves was 16,671 and 27,409 for petroleum liquids (in bbls) and 348,963 and 326,719 for natural gas (in MCF) at December 31, 1997 and 1996, respectively.

   The changes in proved reserves for 1997 and 1996 were as follows:

                                              Petroleum        Natural
                                               liquids           gas
                                                (bbls)          (MCF)
                                              ---------        --------
   Reserves at December 31, 1995               525,200          472,400
    Revisions of previous estimates           (487,742)           6,667
    Production                                 (10,049)        (152,348)
                                              ---------        ---------

   Reserves at December 31, 1996                27,409          326,719
    Revisions of previous estimates                 -           130,500
    Production                                 (10,738)        (108,256)
                                              ---------        ---------

   Reserves at December 31, 1997                16,671          348,963
                                              =========        =========

                                                                     (continued)

                    NEROX ENERGY CORPORATION AND SUBSIDIARY
                           Supplemental Information


   The standardized measure of discounted estimated future net cash flows, and charges therein, related to proved oil and gas reserves are as follows (thousands of dollars) for December 31, 1997 and 1996:

                                                                    1997          1996
                                                                    ----         -------
                                                                    $814          $  644
   Future cash inflows                                               466             337
   Future development and production costs                          ----          ------
   Future net cash flow                                              348             307
   10% annual discount                                               268             231
                                                                    ----          ------
   Standardized measure of discounted future cash flows             $ 80          $   76
                                                                    ====          ======
   Primary changes in standardized measure of discounted
    future net cash flow:
      Beginning of year                                            $ 76           $ 4,584
      Sales of oil and gas, net of production costs                   -                 -
      Net changes in prices and impairments                           4            (4,508)
                                                                   ----           -------
                                                                   $ 80           $    76
                                                                   ====           =======



   Estimated future cash inflows are computed by applying year end prices of oil and gas to year end quantities of proved developed reserves. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves in future years, based on year end costs and assuming continuation of existing economic conditions. Estimated future income tax expenses are calculated by applying year end statutory tax rates (adjusted for permanent differences, tax credits and tax carryforwards) to estimated future pre-tax net cash flows related to proved oil and gas reserves, less the tax basis of the properties involved.

   These estimates are furnished and calculated in accordance with requirements of the Financial Accounting Standards Board and the SEC. Because of unpredictable variances in expenses and capital forecasts, crude oil and natural price changes, and the fact that the bases for such estimates vary significantly, management believes the usefulness of these projections is limited. Estimates of future net cash flows do not necessarily represent management's assessment of future profitability or future cash flow to the Company.

   As of December 31, 1997, the aggregate amount of capitalized costs relating to oil and gas producing activities is $1,748,367 and the related accumulated depletion and valuation allowance is $632,018 and $1,055,422, respectively.